IRONCLAD ENCRYPTION CORPORATION

One Riverway, 777 South Post Oak Lane, Suite 1700

Houston, Texas 77056

December 14, 2017

VIA EDGAR

Katherine Wray

Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

Division of Corporate Finance
100 F. Street, N.E.

Washington, DC 20549-4628

Re:

IronClad Encryption Corporation

Registration Statement on Form S-1

Amendment No. 1 filed October 24, 2017

Amendment No. 2 filed November 28, 2017

(File Number 333-220995)

Dear Ms. Wray:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), IronClad Encryption Corporation (the “Company”) hereby requests that the Registration Statement described above (as amended, the “Registration Statement”) be accelerated so that it will become effective at 5:00 p.m. Eastern time on Monday, December 18, 2017, or as soon as practicable thereafter.

Should you have any questions regarding this matter, please do not hesitate to call Ted Schweinfurth, counsel for the Company at (214) 978-3084, email address ted.schweinfurth@bakermckenzie.com.

Thank you for your attention to this matter.

Very truly yours,

By: /s/ Len E. Walker_______________

Vice President, General Counsel and Secretary

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